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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                                      AND

                                  SCHEDULE 13D
                               (AMENDMENT NO. 3)
                            ------------------------

                     CAPCO AUTOMOTIVE PRODUCTS CORPORATION
                           (Name of subject company)

                               EATON CORPORATION
                         EATON ACQUISITION CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of class of securities)

                                  139168 10 8
                     (CUSIP number of class of securities)
                            ------------------------

                            GERALD L. GHERLEIN, ESQ.
                               EATON CORPORATION
                                  EATON CENTER
                           1111 SUPERIOR AVENUE, N.E.
                             CLEVELAND, OHIO 44114
                                 (216) 523-5000
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)
                            ------------------------

                                    COPY TO:
                              DANIEL A. NEFF, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                               NEW YORK, NY 10019
                                 (212) 403-1000

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
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                 $134,749,375                                     $26,950
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*   Based on the offer to purchase all outstanding shares of Common Stock of the subject company (other than the 805,000 shares of common stock beneficially owned by Eaton Corporation), together with the associated preferred stock purchase rights at an increased price of $12.50 cash per share, and the number of shares of Common Stock outstanding and issuable under outstanding options as represented by the subject company in the Agreement and Plan of
    Merger dated as of March 27, 1996 (11,584,950).

**  1/50 of 1% of Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

Amount Previously Paid:       $23,485            Filing Party:   Eaton Corporation
Form or Registration No.:     Schedule 14D-1     Date Filed:     March 19, 1996

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

     Eaton Corporation ("Eaton") and Eaton Acquisition Corporation (the "Purchaser") hereby amend and supplement their Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") originally filed on March 19, 1996, as heretofore amended, and Eaton hereby amends and supplements its Schedule 13D originally filed on March 18, 1996, as heretofore amended (the "Schedule 13D" and together with the Schedule 14D-1, the "Original Filings"), with respect to the Purchaser's offer to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of CAPCO Automotive Products Corporation, a Michigan corporation (the "Company"), together with any associated preferred stock purchase rights (the "Right"), at an increased price of $12.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 19, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated March 29, 1996 (the "Supplement") and in the related original or revised Letters of Transmittal (which, together with the Offer to Purchase and the Supplement, collectively constitute the "Offer"), as set forth in this combined Amendment No. 2 to the Schedule 14D-1 and Amendment No. 3 to the Schedule 13D. Capitalized terms not defined herein have the meanings assigned thereto in the Original Filings.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     Item 1(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

          The information set forth in the Introduction and Section 1 ("Amended Terms of the Offer") of the Supplement, attached hereto as Exhibit (a)(12), is incorporated herein by reference.

     Item 1(c) of the Schedule 14D-1 is hereby amended and supplemented as follows:

          The information set forth in Section 3 ("Price Range of the Shares; Dividends on the Shares") of the Supplement is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

          On March 27, 1996, Eaton, the Purchaser and the Company entered into an Agreement and Plan of Merger, dated as of March 27, 1996 (the "Merger Agreement"), which provides for, among other matters, the Purchaser to amend the Offer to increase the price offered to $12.50 per Share (and associated Right), net to the seller in cash, without interest thereon. The Merger Agreement is attached hereto as Exhibit (c)(5) and is incorporated herein by reference.

          The information set forth in the Introduction, Section 4 ("Certain Information Concerning the Company"), Section 5 ("Contacts with the Company since March 19, 1996; Background of the Amended Offer"), Section 6 ("Plans for the Company"), Section 7 ("The Merger Agreement") and Section 8 ("Certain Conditions of the Offer") of the Supplement is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Each of Items 4(a) and 4(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

          The information set forth in Section 9 ("Source and Amount of Funds") of the Supplement is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Each of Items 5(a) and 5(c)-(g) of the Schedule 14D-1 is hereby amended and supplemented as follows:

          The information set forth in the Introduction, Section 4 ("Certain Information Concerning the Company"), Section 6 ("Plans for the Company") and Section 7 ("The Merger Agreement") of the Supplement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 of the Schedule 14D-1 is hereby amended and supplemented as follows:

          The information set forth in the Introduction, Section 5 ("Contacts with the Company since March 19, 1996; Background of the Amended Offer"),
     Section 7 ("The Merger Agreement") and Section 8 ("Certain Conditions of the Offer") of the Supplement is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     Each of Items 10(b), 10(c) and 10(e) of the Schedule 14D-1 is hereby amended and supplemented as follows:

          The information set forth in the Introduction and Section 10 ("Certain Legal Matters") of the Supplement is incorporated herein by reference.

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

          The information set forth in the Supplement, a copy of which is attached as Exhibit (a)(12) hereto, and the revised Letter of Transmittal, a copy of which is attached as Exhibit (a)(13) hereto, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(12) Supplement to the Offer to Purchase, dated March 29, 1996.

        (13) Revised Letter of Transmittal.

        (14) Revised Notice of Guaranteed Delivery.

        (15) Revised Letter, dated March 29, 1996, to brokers, dealers, commercial banks, trust companies and other nominees.

        (16) Revised Letter to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

        (17) Summary Advertisement as published on March 29, 1996.

     (c)(5) Agreement and Plan of Merger, dated as of March 27, 1996, among Eaton Corporation, Eaton Acquisition Corporation and CAPCO Automotive Products Corporation.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 1996

                                          EATON CORPORATION

                                          By: /s/ Gerald L. Gherlein

                                            ------------------------------------
                                            Name: Gerald L. Gherlein
                                            Title: Executive Vice President and
                                               General Counsel

                                          By: /s/ Earl R. Franklin

                                            ------------------------------------
                                            Name: Earl R. Franklin
                                            Title: Secretary

                                          EATON ACQUISITION CORPORATION

                                          By: /s/ Earl R. Franklin

                                            ------------------------------------
                                            Name: Earl R. Franklin
                                            Title: Vice President and Secretary

                               INDEX TO EXHIBITS

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
  EXHIBIT
   NUMBER                                    EXHIBIT
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
 (a)  (12)   Supplement to the Offer to Purchase, dated March 29, 1996..............
      (13)   Revised Letter of Transmittal..........................................
      (14)   Revised Notice of Guaranteed Delivery..................................
      (15)   Revised Letter, dated March 29, 1996, to brokers, dealers, commercial banks, trust companies and other nominees............................
      (16)   Revised Letter to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients........................
      (17)   Summary Advertisement as published on March 29, 1996...................
 (c)   (5)   Agreement and Plan of Merger, dated as of March 27, 1996, among Eaton
               Corporation, Eaton Acquisition Corporation and CAPCO Automotive
               Products Corporation.................................................
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